Exhibit 12.1

Rice Energy Inc.
Computation of Ratio of Earnings to Fixed Charges
The table below sets forth the ratio of earnings to fixed charges for our predecessor for the periods indicated:

	For the Year Ended December 31,
	2013	2012	2011	2010	2009
	(in thousands, except ratios)

Pre-tax income (loss) from continuing operations	$2,884	$(15,861)	$(1,084)	$(3,739)	$(6,583)
(Income) loss from equity investees	(19,420)	(1,532)	(370)	1,088	-
Distributed income of equity investees	159	-	-	-	-
Fixed charges	32,439	18,932	8,611	1,229	572
Interest capitalized	(8,250)	(7,838)	(5,405)	(1,213)	(572)
Total adjusted earnings available for payment of fixed charges	$7,812	$(6,299)	$1,752	$(2,635)	$(6,583)

Fixed Charges
Interest expense, including amortization of discounts	$18,795	$3,859	$531	$ -	$ -
Interest capitalized	8,250	7,838	5,405	1,213	572
Deferred financing amortization	5,394	7,235	2,675	16	-
Total fixed charges	$32,439	$18,932	$8,611	$1,229	$572

Ratio of earnings to fixed charges (1) (2)	0.24	(0.330)	0.20	(2.140)	(11.510)

(1)
Due to the predecessor’s loss for the period, the ratio coverage was less than 1:1. The predecessor would have needed to generate additional earnings of $24.6 million, $25.2 million, $6.9 million, $3.9 million and $7.2 million to achieve coverage of 1:1 for the years ended December 31, 2013, 2012, 2011, 2010 and 2009, respectively.

(2)
The predecessor had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.